                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:  December 31, 2005
                                                     Estimated average burden
                                                     hours per response.......11

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*
                               -----------------

                                HLM DESIGN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  404 217 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Thomas J. Berthel                   Copy to: Michael K. Denney
               Berthel Fisher & Company            Bradley & Riley, P.C.
               701 Tama St.                        2007 First Avenue, S.E.
               Marion, IA 52302                    Cedar Rapids, IA 52403
               (319) 447-5700                      (319) 363-0101

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   May 5, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    THOMAS J. BERTHEL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    25,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    169,756
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    25,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    169,756
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     194,756
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN,HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  404 217 10 1                   13D/A                           PAGE 3
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    BERTHEL FISHER & COMPANY     42-1254805
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    151,456
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    151,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     151,456
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

    Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  404 217 10 1                    13D/A                          PAGE 4

ITEM 1.  SECURITY AND ISSUER.

         Shares of the common stock, $.001 par value (the "Common Stock"), of HLM Design, Inc. (the Issuer"), a Delaware corporation, 121 West Trade Street, Suite 2950, Charlotte, NC 28202, (704) 358-0779.

ITEM 2.  IDENTITY AND BACKGROUND.

         The persons jointly filing this Schedule 13D/A are: Thomas J. Berthel and Berthel Fisher & Company ("BFC"). They are referred to individually as a "Filing Person" and collectively as the "Filing Persons."

         BFC is an Iowa corporation with its principal places of business at 701 Tama St., Marion, Iowa 52302.

         BFC owns 95.17% of the voting stock of Berthel Fisher & Company Leasing, Inc. ("Leasing") and 80.1% of the voting stock of Berthel Fisher & Company Financial Services, Inc. ("Financial Services"). Leasing and Financial Services are not Filing Persons. Leasing owns 43,631 shares of Common Stock which may be deemed to be beneficially owned by BFC and Thomas J. Berthel. Financial Services owns warrants to acquire 60,000 shares of Common Stock at a price of $7.20 per share, which warrants may be deemed to be beneficially owned by BFC and Thomas
         J. Berthel. For purposes of this Schedule 13D/A, BFC and Thomas J. Berthel are treated as having shared voting power and shared dispositive power with respect to the shares of Common Stock owned by Leasing and Financial Services.

         BFC owns all of the outstanding stock of Berthel Fisher & Company Investments, Inc. ("Investments"), an Iowa corporation. Investments is not a Filing Person. Investments owns 20,625 shares of Common Stock which may be deemed to be beneficially owned by BFC and Thomas J. Berthel. For purposes of this Schedule 13D/A, BFC and Thomas J. Berthel are treated as having shared voting power and shared dispositive power with respect to the shares of Common Stock owned by Investments.

         Thomas J. Berthel is the President, Chairman and largest shareholder of BFC; his principal place of business is located at 701 Tama St., Marion, Iowa 52302. Mr. Berthel is a United States citizen. Mr. Berthel is the President, Chairman and Chief Executive Officer of Leasing and Financial Services. Mr. Berthel is the President and Chief Executive Officer of Investments. Mr. Berthel may be deemed to be a control person of BFC, Financial Services, Leasing, and Investments, and is treated as such for purposes of this Schedule 13D/A. Although Mr. Berthel does not vote or control 16,300 shares owned by his wife, 1,000 shares owned by his daughter and 1,000 shares owned by his son, Mr. Berthel is treated for purposes of this Schedule 13D/A as if he were the beneficial owner of the shares of Common Stock owned by his wife and children.

         During the past five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.  404 217 10 1                    13D/A                          PAGE 5

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         None of the Filing Persons acquired beneficial ownership of shares of Common Stock during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing.

ITEM 4.  PURPOSE OF TRANSACTION.

         None of the Filing Persons acquired beneficial ownership of shares of Common Stock during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing.

         Investments disposed of 50,000 shares of Common Stock on May 5, 2003. All of the shares of Common Stock were sold for $2.25 per share on the Chicago Stock Exchange. Disposal of the shares by Investments was based on its evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, general economic conditions and money and stock market conditions.

         The Filing Persons have no present intention (and the Filing Persons are informed that Mr. Berthel's wife, Mr. Berthel's children, Investments and Leasing have no present intention) to effect or participate in the formulation of:

                  (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (b) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (c) any material change in the present capitalization or dividend policy of the Issuer;

                  (d) any other material change in the Issuer's business or corporate structure;

                  (e) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (f) any act or course of conduct causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (g) any act or course of conduct causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

                  (h)  any action similar to any of those enumerated above.

CUSIP NO.  404 217 10 1                    13D/A                          PAGE 6

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Shares owned by each Filing Person as of the date of this filing and transactions of each Filing Person during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing are set forth below. All such transactions, unless indicated to the contrary, were effected in brokerage transactions on the Chicago Stock Exchange.

         THOMAS J. BERTHEL

         Date of Event which Requires Filing of this Statement - May 5, 2003. For purposes of this filing, Mr. Berthel is deemed to have shared voting and shared dispositive power with respect to shares of Common Stock owned by BFC. On May 5, 2003, one of BFC's subsidiaries, Investments, sold 50,000 shares of Common Stock, which represented 2.0% of the outstanding shares of Common Stock. All of the shares of Common Stock were sold for $2.25 per share on the Chicago Stock Exchange.

         Interest in Securities of the Issuer. Thomas J. Berthel has sole voting and sole dispositive power with respect to 25,000 shares of Common Stock. Mr. Berthel can be deemed to have shared voting and shared dispositive power with respect to 194,756 shares of Common Stock, as follows: 18,300 shares of Common Stock owned by his wife and children; 27,200 shares of Common Stock owned by BFC; 43,631 shares of Common Stock owned by Leasing; 20,625 shares of Common Stock owned by Investments; and warrants owned by Financial Services to acquire 60,000 shares of Common Stock at a price of $7.20 per share. The warrants expire June 18, 2004.

         During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Mr. Berthel, Mr. Berthel's wife and Mr. Berthel's children made no acquisitions or dispositions of Common Stock.

         BERTHEL FISHER & COMPANY ("BFC")

         Date of Event which Requires Filing of this Statement - May 5, 2003. On May 5, 2003, one of BFC's subsidiaries, Investments, sold 50,000 shares of Common Stock, which represented 2.0% of the outstanding shares of Common Stock. All of the shares of Common Stock were sold for $2.25 per share on the Chicago Stock Exchange.

         Interest in Securities of the Issuer. BFC has sole voting and sole dispositive power with respect to no shares of Common Stock. BFC can be deemed to have shared voting and shared dispositive power with respect to 151,456, as follows: 27,200 shares of Common Stock owned by BFC; 43,631 owned by Leasing; 20,625 owned by Investments; and warrants owned by Financial Services to acquire 60,000 shares of Common Stock at a price of $7.20 per share. The warrants expire June 18, 2004. During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, BFC made no acquisitions or dispositions of shares of Common Stock.

CUSIP NO.  404 217 10 1                    13D/A                          PAGE 7


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filing Persons disclaim any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer.

         The filing of this Schedule 13D/A by each of the Filing Persons shall not be construed as an admission that each Filing Person is, for the purpose of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP NO.  404 217 10 1                    13D/A                          PAGE 8




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 6, 2003                        /s/ Thomas J. Berthel
                                             -----------------------------------
                                                        THOMAS J. BERTHEL

         Dated:  May 6, 2003                        BERTHEL FISHER & COMPANY

                                             BY:    /s/ Thomas J. Berthel
                                             -----------------------------------
                                                 THOMAS J. BERTHEL, President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).